J.P. Morgan

J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index

Performance Update - December 2014

OVERVIEW

The J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index (ticker: EQJPTU18) (the "**Index**") is an investable index intended to provide exposure to the performance of the S&P500 Index. The Index targets an annualized volatility of 18% on a daily basis by dynamically adjusting its exposure between the S&P500 Index and the cash component with a maximum exposure to the S&P500 Index of 200%. The Index is also subject to monthly return caps of 6% (72% per annum).



Hypothetical Back-Tested Data and Actual Historical Performance - November 30, 2004 to November 28, 2014



Hypothetical and Actual Historical Volatility – November 30, 2004 to November 28, 2014



Key Features of the Index

■ Exposure to S&P 500 is dynamically adjusted on a daily basis to target a realized volatility of 18%. This means that exposure to S&P 500 is increased in the case realized volatility is below 18% (up to maximum of 200%) and decreased if realized volatility is above 18%.

■ Monthly (21- day rolling periods) performance is capped at 6% (72% per annum). The Index is constructed of 21 equally weighted overlapping capped baskets used to reduce the impact of the monthly cap and smooth any effect of market timing. This allows the Index to always have exposure to the market.

■ Index levels published on Bloomberg under the ticker EQJPTU18.

Recent Index Performance

Historical Performance*	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2014	-6.55%	4.89%	0.78%	-0.21%	3.60%	3.21%	-3.10%	6.18%	-2.96%	0.56%	2.73%		8.71%
2013	6.59%	1.30%	5.42%	2.31%	1.70%	-2.29%	5.71%	-5.43%	4.66%	5.91%	4.45%	3.91%	39.19%
2012	3.17%	3.86%	3.72%	-1.20%	-8.42%	3.59%	1.58%	2.21%	3.42%	-3.13%	-0.45%	0.97%	8.88%
2011	3.27%	4.40%	-0.94%	4.15%	-2.05%	-3.55%	-2.73%	-7.57%	-3.99%	5.91%	-0.13%	0.66%	-3.43%
2010	-4.53%	2.84%	5.90%	1.81%	-7.40%	-4.17%	5.11%	-4.38%	7.33%	3.76%	-0.31%	7.59%	12.78%

*Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant monthly or annual measurement period, the hypothetical backtested daily Index closing levels from December 31, 2009 to July 15, 2014, and the actual historical performance as based on the daily Index closing levels from July 16, 2004 to November 28, 2014.

See the last paragraph under ""Notes"" on page 2 for important information about the limitations of using hypothetical historical performance measures."

December 10, 2014

Comparative Hypothetical and Historical Total Returns (%), Volatility (%), Correlation (%), and Leverage (%) – November 28, 2014

	1 Year Return	5 Year Annualized Return	10 Year Annualized Return	10 Year Annualized Volatility	10 Year Sharpe Ratio	10 Year Correlation	1 Year Average Leverage	5 Year Average Leverage	10 Year Average Leverage
U.S. Equities 18/6 Index	12.96%	12.80%	6.91%	17.42%	0.40	-	167.80%	125.25%	127.35%
S&P 500 Index	14.49%	13.54%	5.82%	20.40%	0.29	83.39%			

Hypothetical and Historical Capped Return Percentages – November 28, 2014

	1 Year Percentage of Capped Returns	5 Year Percentage of Capped Returns	10 Year Percentage of Capped Returns
U.S. Equities 18/6 Index	13.15%	10.64%	8.77%

Notes

Hypothetical, historical performance measures: Represents the performance of the J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through July 15, 2014, and the actual historical performance from July 16, 2014 through November 28, 2014 and the actual historical performance of the S&P 500 over the same periods.

For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the J.P.Morgan TargetTracker: U.S. Equities 18/6 (USD) Index will outperform the S&P500 Index, or any other alternative investment strategy. Sources: Bloomberg and JPMorgan.

Volatility: historical six-month annualized volatility levels are presented for informational purposes only. Volatility levels are calculated from the historical returns, as applicable to the relevant measurement period, of the J.P. Morgan TargetTracker: U.S. Equities 18/6 (USD) Index, and the S&P500 Index. Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns. The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

Index Live Date: 07/16/2014

Key Risks

■ The Index may not be successful. It may not outperform an alternative strategy related to the Equity Component or achieve its target volatility.

■ Our affiliate, JPMS plc, is the index calculation agent and Index Sponsor and may adjust the index in a way that affects its level and has no obligation to consider your interests.

■ The Index has a limited operating history and may perform in unanticipated ways.

■ The Index is subject to short-term borrowing costs when exposure to Equity Component is greater than 100%.

■ The Index may underperform its Equity Component or a direct investment in the component equity securities of its Equity Component.

■ The daily adjustment of the exposure of the Index to its Equity Component will vary, and the Index may be partially uninvested in its Equity Component or may have leveraged exposure to its Equity Component.

■ The Index is subject to monthly (21- day rolling periods) performance return caps of 6% (72% per annum).

■ If the value of the Equity Component changes, the level of the Index and the market value of your CDs may not change in the same manner.

■ The Index comprises notional assets and liabilities.

■ The Index is subject to market risks.

■ The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Equity Component.

■ The Equity Component of the Index may be replaced by a substitute index in certain extraordinary events.

■ The risks identified above are not exhaustive. You should review carefully the related "Risk Factors" section in the relevent product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

DISCLAIMER